

December 9, 2010

By Facsimile and U.S. Mail

Alan M. Meckler
Chairman and Chief Executive Officer
WebMediaBrands Inc.
50 Washington Street, Suite 902
Norwalk, CT  06854

> **Re:  WebMediaBrands Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **Filed May 14, 2010, August 12, 2010 and November 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2010**
> **File No. 000-26393**

Dear Mr. Meckler:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note a link to Mr. Meckler's blog on your website where Mr. Meckler has provided updates on future acquisitions, stock option purchases and new services.  Please explain to us whether these updates conveyed information in compliance with Regulation FD and other Commission rules and regulations.  For guidance, please refer to SEC Interpretative

Release 34-58288 (Commission Guidance on the Use of Company Web Sites, effective August 7, 2008).

Item 1A. Risk Factors, page 5

2. Please delete the second sentence in which you state that the risks described below are not the only ones facing the company.  Please note that all material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 32

3. We note your disclosure on page 29 that advertising revenue is recognized ratably in the period in which the advertising is displayed, "provided that no significant company obligations remain…"  Please describe further the nature of these significant obligations and the impact on your revenue recognition for these types of arrangements.  To the extent significant, please tell us your consideration for including disclosure in your filing of these obligations and the impact to your revenue recognition policy.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures, page 57

4. We note your statement that "[a] control system can provide only reasonable, not absolute, assurance that the control system's objectives will be met."  Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please see Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

5.  Please delete the last two sentence of the second paragraph of this section or specify how these limitations apply to your disclosure controls and procedures.

6.  Please provide the information required by Item 308(T)(a)(4) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 9

Stock Incentive Plan, page 10

7.  We note your statement that "[you] generally grant stock options from time to time as part of the periodic grants to certain employees, including the NEOs, based on individual performance." Please disclose the criteria used to determine the amount of the awards in connection with performance. We reissue comment 23 in our letter dated June 25, 2008.

Certain Relationships and Related Transactions, page 20

8.  For the last two fiscal years, please provide the largest aggregate amount of principal outstanding, the amount of principal paid and the amount of interest paid under the Meckler Loan. Please also provide the amount of principal outstanding as of the latest practicable date. Please see Items 404(a)(5) and 404(d) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibits 31.1 and 31.2

9.  Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. You should not include the word "quarterly" in paragraphs 3 and 4(c). Also, paragraphs 4, 4(d), 5 and 5(b) do not track the text of Item 601(b)(31) of Regulation S-K. Please revise. This comment also applies to the certifications for both Messrs. Meckler and O'Neill filed with your Form 10-Qs for the periods ending June 30, 2010 and September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Brigitte Lippmann, Special Counsel, at (202) 551-3713, or in their absence, the undersigned at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director